ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

INFORMATION CIRCULAR
(As at April 10, 2018 (except as otherwise indicated))

This Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Electrameccancia Vehicles Corp. (the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on Thursday, May 24, 2018, at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular references to “the Company”, “we” and “our” refer to Electrameccanica Vehicles Corp. “Common Shares” means common shares in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by choosing one of the following methods:

(a)

complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to the toll-free number given in the Proxy. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll-free number, the holder’s account number and the proxy access number; or

(c)

log onto Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions provided on the website and refer to the enclosed Proxy form for the holder’s account number and the proxy access number.

In either case you must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a Proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company’s Board of Directors (the “Board”) at its discretion without notice. Please note that in order to vote your Common Shares in person at the Meeting, you must attend the Meeting and register with the Scrutineer before the Meeting. If you have already submitted a Proxy, but choose to change your method of voting and attend the Meeting to vote, then you should register with the Scrutineer before the Meeting and inform them that your previously submitted Proxy is revoked and that you personally will vote your Common Shares at the Meeting.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States of America (the “U.S.” or the “United States”) the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

Generally, Beneficial Shareholders fall under two categories - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for “Objecting Beneficial Owners”) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for “Non-Objecting Beneficial Owners”).

These securityholder materials are sent to both registered and non-registered (beneficial) owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from the persons designated in the VIF, to represent your Common Shares at the Meeting, and that person may be you. To exercise this right insert the name of your desired representative (which may be you) in the blank space provided in the VIF. Once you have completed and signed your VIF return it to Broadridge by mail or facsimile, or deliver your voting instructions to Broadridge by phone or via the internet, in accordance with Broadridge’s instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted at the Meeting as per your instructions; or (b) have an alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended (the “BCA”), certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company, located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company was incorporated as a private British Columbia company on February 16, 2015. The Company is subject to the reporting requirements with the United States Securities and Exchange Commission under Section 13 of the Exchange Act. On June 27, 2017 the Company received its trading symbol, “ECCTF”, from the Financial Industry Regulatory Authority (“FINRA”) and, on the same day, the Common Shares were posted for trading on the OTCQB Venture Market (the “OTCQB”), which is operated by the OTC Markets Group Inc. Pursuant to Multilateral Instrument 51-105, the Company became a reporting issuer in British Columbia on the date it received its trading symbol from FINRA.

The Board has fixed April 10, 2018 as the record date (the “Record Date”) for determining persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares are currently posted for trading on the OTCQB and the Company is authorized to issue an unlimited number of Common Shares. As of April 10, 2018, there were 49,119,449 Common Shares without par value issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of non-voting Preferred Shares, without par value. As at the Record Date, there were no Preferred Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Company, the following persons or corporations who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at April 10, 2018 were:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Jerry Kroll	17,175,000(1)	35%

Note:
(1)

This figure consists of: (a) 7,175,000 Common Shares registered directly to Jerry Kroll; and (b) 10,000,000 Common Shares held by Ascend Sportmanagement Inc., over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following warrants and stock options representing undiluted Common Shares, which undiluted Common Shares are not included in the above table: (i) 175,000 Common Shares issuable upon exercise of warrants; and (ii) stock options to purchase an aggregate of 50,020,000 Common Shares, of which 34,898,750 stock options are vested.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia are specifically incorporated by reference into, and form an integral part of, this Information Circular:

  annual audited financial statements for the year ended December 31, 2017, the report of the auditor thereon and the related management discussion and analysis, as filed under the Company’s profile at www.sedar.com; and

  the Form 20-F Annual Report for the Company’s fiscal year ended December 31, 2017 filed with the SEC on April 19, 2018 and filed as the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com on April 20, 2018.

Copies of documents incorporated herein by reference may be obtained by a shareholder upon request without charge from the Company, at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, telephone no. (604) 428-7656. These documents are also available via the internet under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

At the special meeting of the Company held March 15, 2018, the size of the Board was set at seven members. The Board has since appointed three more directors and, accordingly, the Board has now determined that six directors will be elected to the Board at the Meeting. The table below sets out the six individuals nominated by the Board for election as director at the Meeting.

Shareholders may also submit nominations for directors, however, only an individual nominated by shareholders pursuant to specific requirements set out in the Articles of the Company (the “Articles”) shall be eligible for election as director. At the Meeting any shareholder nominations for director not made in accordance with the Articles will not be accepted.

The Articles require notice be provided to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the BCA; or (ii) a shareholder proposal made pursuant to the provisions of the BCA.

Among other things, the Articles set a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Articles also require any proposed director nominee, upon request from the Board, to provide information to the Company as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee. The Chair of any shareholders’ meeting at which a shareholder nomination for director is included in an election of director has the power and duty to determine whether such nomination was made in accordance with the Articles, and if any proposed nomination is not in compliance with the Articles, to declare that such defective nomination be disregarded.

The foregoing is merely a summary of the Articles, section 12.11, is not comprehensive and is qualified by the full text of the section. A copy of the Articles was filed on June 30, 2017 under the Company’s SEDAR profile at www.sedar.com.

Term of Office

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the BCA, each director elected at the Meeting will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Management Director Nominees

The following table sets out the names of management’s nominees for election as director, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s current principal occupation, business or employment (and for the five preceding years for each new nominee), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 10, 2018.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Jerry Kroll Director, President and CEO British Columbia, Canada	Current President and CEO of the
Company; former Chief Executive
Officer of Crailar Technologies
Inc. (October 1998 to August
2006); and former Chief Financial
Office of CleanSpeed
Technologies Inc. of NASA
	Research Park (2008 to 2010).	Since February 16, 2015	17,175,000 (6)
Shaun Greffard(3)(4)(5)(10) Director British Columbia, Canada	Vice President – Strategic Projects, Ledcor IP Holdings Ltd. (September 2012 to present).	Since August 8, 2016	Nil(7)
Robert Tarzwell(3)(4)(5)(10) Director British Columbia, Canada	Director, Clinical Research, Lions
Gate Hospital (May 2008 to June
2017); member of Faculty of
Medicine, University of British
Columbia (July 2007 to present);
Consultant to Specialist Referral
Clinic (February 2017 to present);
and Consultant to Premier
Diagnostics (April 2017 to
	present).	Since August 8, 2016	375,000(8)
Henry Reisner	Current Chief Operating Officer of the Company; and President and director of Intermeccanica International Inc. (2001 to present).	Since January 15, 2018	4,750,000(9)
Steven Sanders(3)(4)(5)(10)	Attorney at Ortoli Rosenstadt LLP
(2004 to present); director of
Helijet International Inc. (May
2007 to present); director of Bay
Street Theatre (February 2015 to
present); director of American
Academy of Dramatic Arts
(October 2013 to present); and
director of Roundabout Theatre
	(April 1998 to December 2017).	Since March 15, 2018	Nil(11)

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)(2)
Luisa Ingargiola(3)(4)(5)(10)	Current Chief Financial Officer of
Avalon GloboCare Corp.; director
of FTE Networks, Inc. (2017 to
present); director of FTE
Networks, Inc. (Feb. 2016 to
present); and director of
MagneGas Corporation (June 2017
to present) (former CFO from
	2007 to 2016).	Since March 15, 2018	Nil

Notes:
(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees or obtained from information available on the Company’s website.

(2)	Common Shares beneficially owned or controlled are represented on an undiluted basis.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Governance Committee.
(6)

Of these Common Shares: (i) 7,175,000 are owned by Jerry Kroll; (ii) 10,000,000 are owned by Ascend Sportmanagement Inc., a company over which Mr. Kroll has discretionary voting and investment authority. Mr. Kroll also directly holds the following stock options and warrants representing undiluted Common Shares not included in the above table: (i) stock options to purchase an aggregate of 50,020,000 Common Shares, of which 34,898,750 stock options are vested; and (ii) warrants to purchase 175,000 Common Shares.

(7)	Mr. Greffard holds, in the aggregate, stock options to purchase 335,000 Common Shares of which 116,118 stock options are vested.
(8)

Of these Common Shares (i) 187,500 are owned by Dr. Robert Tarzwell; and (ii) 187,500 are owned by Robert Tarzwell M.D. Inc., over which Dr. Tarzwell has discretionary authority. Dr. Tarzwell also holds: (i) stock options to purchase, in aggregate 40,000 Common Shares, of which 18,004 stock options are vested; (ii) warrants to purchase 187,500 Common Shares; and (iii) Robert Tarzwell M.D. Inc. holds warrants, over which Dr. Tarzwell has discretionary authority, to purchase 187,500 Common Shares.

(9)	Mr. Reisner also holds stock options to purchase an aggregate of 2,520,000 Common Shares, of which 1,591,225 stock options are vested.
(10)	Member of the Nomination Committee.
(11)	Mr. Sanders holds stock options to purchase an aggregate of 150,000 Common Shares, of which nil stock options are vested.

Biographies of Director Nominees

Jerry Kroll – Director / President and Chief Executive Officer / Chairman of the Board

Mr. Kroll has an extensive background working in small businesses and start-ups. His career began when he managed the production, strategic planning, and sales operations of Kroll Greenhouses, his family business. From there, Mr. Kroll served in other management roles in the floral and food services industries, overseeing the import/export of floral products, managing employees, managing food franchises, and establishing supplier/distributor relationships.

In 1996, Mr. Kroll became involved in air racing as the owner of Vancouver International Air Races and Airshow, which featured large scale events attracting over 15,000 spectators and 31 corporate sponsors. From then on, Mr. Kroll became increasingly involved in air racing and motor races. He eventually became the president and CEO of Corbin Motors Vancouver Inc. in 2001 where he organized the sales of the firm’s three-wheeled commuter vehicle in Canada.

In 2007, Mr. Kroll founded KleenSpeed Technologies, a firm focused on stationary energy storage products. He began researching and developing an EV for the everyday commuter. As an entrepreneur, Mr. Kroll also founded Ascend Sportmanagement Inc., a sports property and technology management firm.

Mr. Kroll’s experience and skill set in innovative technology and start-ups, coupled with his passion for clean technology developments, allows Mr. Kroll to coordinate, manage, and execute strategies for the Company.

Mr. Kroll is also actively involved in the Vancouver venture capital scene and has been a member of the Vancouver Angel Technology Network, an investing and mentoring network for new technology startups, since 2003.

Shaun Greffard – Director

Mr. Greffard is a management professional with over 20 years of experience in telecommunications, information technology and government. During his career as a management professional, Mr. Greffard has been responsible for the profit and loss of Ledcor’s $80M+ Canadian telecommunications division and responsible for negotiating commercial and contractual terms for the largest P3 telecommunications deal in North America valued at close to $600M USD over a 3 year Design/Build contract and 30 year Operations contract. He was also responsible for negotiating numerous U.S. contracts between the public and private sectors, working with and for local and federal government entities including delivery of one of the largest Canadian telecommunications deals with the Federal government. He has been responsible for conducting labour negotiations and transforming people, culture and corporate image after a prolonged labour dispute and has run the marketing organization for a $100M division of Telus. He is adept at overhauling under-performing business units and analyzing and removing operational flaws to improve operational performance and profitability.

Mr. Greffard accumulated his experience and skill set from roles at Telus Communications Inc., the City of Surrey, and Ledcor Group. He is currently the Vice President of Strategic Projects at Ledcor Group.

Mr. Greffard holds a Masters in Business Administration from Royal Roads University.

Dr. Robert Tarzwell – Director

Dr. Tarzwell began his career as a psychiatrist at St. Paul’s Hospital in 2006. His experience and expertise led him to other clinical/consultant roles in medicine and academia, serving as external faculty member for Green College of the University of British Columbia, medical advisor for virtual healthcare application Medeo, and clinical assistant professor in the faculty of medicine at the University of British Columbia. Dr. Tarzwell is currently Clinical Director of Research for Mental Health at Lions Gate Hospital.

In addition to his background in academia and medicine, Dr. Tarzwell is an enthusiast of high tech industries, multimedia innovations, and race cars. He is an investor/advisor for a number of Vancouver-based start-ups, including Medeo, Hothead Games, EM and Viewers Like You Productions.

Dr. Tarzwell holds a Bachelor’s Degree in English and Literature from Simon Fraser University, a Doctor of Medicine from the University of Manitoba, a Psychiatrist certification from the Royal College of Physicians of Canada at Dalhousie University and a Nuclear Medicine certification from the Royal College of Physicians of Canada at the University of British Columbia.

Henry Reisner – Director

Henry Reisner was the previous owner of and continues to be the operator of Intermeccanica International Inc. (“Intermeccanica”); the Company’s wholly-owned subsidiary; a company with over a 60 year legacy of custom built sports cars for global clientele, first in Turin, Italy, and, subsequently, in Vancouver, British Columbia, since 1982. Over the years Intermeccanica conceived and designed custom built sports cars including the Apollo, Italia, Indra, Porche Speedster and Porche Roadster RS. Mr. Reisner has substantial experience in the automotive industry with a solid background in the manufacture of fine, high end automobiles. He serves as the Chief Operating Officer overseeing the design and production of Electrameccanica’s electric cars.

Steven Sanders – Director

Since January 2017, Mr. Sanders has been Of Counsel to the law firm of Ortoli Rosenstadt LLP. From July 2007 until January 2017, Mr. Sanders was a Senior Partner of Ortoli Rosenstadt LLP. From January 1, 2004 until June 30, 2007, he was of counsel to the law firm of Rubin, Bailin, Ortoli, LLP. From January 1, 2001 to December 31, 2003, he was counsel to the law firm of Spitzer & Feldman PC. Mr. Sanders also serves as a Director of Helijet International, Inc. Additionally, he is a director of the Roundabout Theatre (the largest not-for-profit theatre in North America), Town Hall New York City, and he is a director at Trustee, American Academy of Dramatic Arts. Mr. Sanders received his JD from Cornell University and his BBA from The City College of New York.

Luisa Ingargiola – Director

Ms. Ingargiola has a diverse experience in capital markets with public companies. She is currently the Chief Financial Officer of Avalon GloboCare, a leading biotech health care company that is developing cell based therapeutic and diagnostic technologies for cancer and other diseases. Ms. Ingargiola also serves as a Director and Audit Chair of FTE Networks, a leading provider of innovative technology-orientated solutions for network infrastructure and intelligent buildings. Ms. Ingargiola is a former Chief Financial Officer and current board member of MagneGas Corporation. In addition, she has served as Audit Chair for several public companies in the technology, environmental and energy industries. She is a graduate of the University of Boston with a Bachelor of Science in Finance. She also has a Master of Health Administration, University of South Florida.

Penalties, Sanctions and Cease Trade Orders

No proposed director is, as at the date of this information circular, or has been, within ten years before the date of this information circular, a director, chief executive officer or chief financial officer of any company (including the Company, in respect of which the information circular is being prepared) that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the ten years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Suite 1500, 1140 West Pender Street, Vancouver, British Columbia, Canada, were appointed auditor of the Company on August 8, 2016, and will be nominated at the Meeting for appointment as auditor for the ensuing year.

Unless otherwise directed, the persons named in the enclosed form of Proxy intend to vote FOR the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditor of the Company until the close of the Company’s next annual general meeting and to authorize the Board to fix their remuneration.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Under British Columbia Securities Regulations, the Company is a venture issuer as defined under National Instrument 52-110 – Audit Committees (“NI 52-110”), and each venture issuer is required to disclose annually in its information circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

The Audit Committee Charter

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted an Audit Committee Charter; a copy of which is attached as Exhibit 15.1 to the Company’s Annual Report on Form 20-F as filed with the SEC on April 19, 2018, a copy of which is attached as Exhibit 15.1 to the Company’s Annual Information Form under the Company’s SEDAR profile at www.sedar.com which was filed on April 20, 2018, and a copy of which is attached as Schedule A hereto. The Audit Committee Charter was adopted by the Board on December 22, 2017, and the actions and decisions of the Audit Committee (the “Audit Committee”) have been governed by the Audit Committee Charter since then and continue to be so.

Composition of the Audit Committee

The current Audit Committee members are Luisa Ingargiola (Chair), Dr. Robert Tarzwell, Steven Sanders and Shaun Greffard. All are independent and all Audit Committee members are considered to be financially literate.

A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the Board’s reasonable opinion, interfere with the exercise of a member’s independent judgement.

A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements presenting a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues one can reasonably expect to be raised by the Company.

Relevant Education and Experience

Each member of the Company’s Audit Committee has adequate education and experience relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that provides the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(b)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

See “Biographies of Director Nominees” above, in particular the biographies of each Audit Committee member, for more information concerning each Audit Committee member’s education and experience.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants.

Reliance on Certain Exemptions

The Company’s current auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, has not provided any material non-audit services. At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services, as set out in the Audit Committee Charter.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audit services provided by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, to the Company to ensure auditor independence. Fees incurred with Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, for audit and non-audit services in the last two fiscal years are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2017	Fees Paid to Auditor in Year Ended December 31, 2016
Audit Fees(1)	$24,000	$24,000
Audit-Related Fees(2)	$32,000	Nil
Tax Fees(3)	$6,700	Nil
All Other Fees(4)	$30,000	$51,750
Total	$92,700	$75,750

Notes:
(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

Exemption

As defined in NI 52-110, the Company is a “venture issuer” and prior to March 15, 2018 it relied on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE

General

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires issuers to disclose their corporate governance practices and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) provides guidance on corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the Company’s shareholders. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the Board’s opinion, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board facilitates its independent supervision over management of the Company through frequent meetings of the Board at which members of management or non-independent directors are not in attendance and by retaining independent consultants where it deems necessary.

Management is delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems. The Board reviews executive compensation and recommends stock option grants. Members of the Company’s Audit Committee are Luisa Ingargiola (Chair), Dr. Robert Tarzwell, Steven Sanders and Shaun Greffard.

The independent members of the Board are Ms. Ingargiola, Messrs. Greffard and Sanders and Dr. Tarzwell. Messrs. Kroll and Reisner are not independent as they are officers of the Company.

Directorships

The directors currently serving on the Board of Directors of other reporting corporations (or equivalent) are set out below:

Name of Director	Name of Reporting Issuer	Exchange
Luisa Ingargiola	FTE Networks, Inc.; MagneGas Corporation; and Avalon GloboCare Corporation.	NYSE American Nasdaq Capital Market OTCQB
Steven Sanders	Helijet International Inc.	TSX Venture Exchange

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company’s properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

Ethical Business Conduct

Code of Business Conduct and Ethics

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted a Code of Conduct and Ethics that applies to its Chief Executive Officer (“CEO”), its Chief Financial Officer (the “CFO”) and all other employees of the Company; a copy of which is included as Exhibit 11.1 to the Company’s Annual Report on Form 20-F as filed with the SEC on EDGAR on April 19, 2018. A copy of the Code of Conduct and Ethics is available on EDGAR at https://www.sec.gov/Archives/edgar/data/1637736/000165495418004101/codebusinessconduct.htm.

Nomination of Directors

The Board has adopted a Nomination Committee Charter conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, and has established a nomination committee (the “Nomination Committee”) which operates under its Nomination Committee Charter. The Nomination Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Dr. Robert Tarzwell and Steven Sanders. The Nomination Committee is responsible for a periodic review of the composition of the Board, maintaining a list of potential candidates for Board membership and, when necessary, interviewing potential candidates for Board membership.

Governance

The Board has adopted a Governance Committee Charter conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, and has established a governance committee (the “Governance Committee”) which operates under the Governance Committee Charter. The Governance Committee is responsible for developing a suitable approach to corporate governance issues and compliance with governance rules. The Governance Committee is currently comprised of Steven Sanders (Chair), Luisa Ingargiola, Dr. Robert Tarzwell and Shaun Greffard.

To satisfy the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has also adopted: (i) an Enterprise Risk & Oversight Charter; (ii) a Risk & Information Security Charter; (iii) a Social Media Charter; (iv) a Regulatory Foreign Corrupt Practices Act (FCPA) Charter; and (v) an Insider Trading Policy; each instrument conforming to the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide. The Company has also adopted: a formal written governance policy and procedures for shareholder communication; whistleblower provision procedures; Reg FD; website governance compliance; and Terms of Reference for Lead Director, Chairman of the Board, CEO, Individual Directors and Committee Chairs. The Governance Committee must review and assess each charter and policy, and all provisions and procedures to ensure adequacy on an annual basis.

Compensation

To conform with the requirements of NASDAQ Rule 5605(c)(1) of the NASDAQ Listing Guide, the Company has adopted a Compensation Committee Charter and the Board has established a Compensation Committee (the “Compensation Committee”). The Compensation Committee is comprised of Board members that operate under a Compensation Committee Charter approved by the Board; a copy of which is included as Exhibit 15.3 to the Company’s Annual Report on Form 20-F as filed with the SEC on April 19, 2018. The Compensation Committee is currently comprised of Luisa Ingargiola (Chair), Steven Sanders, Shaun Greffard and Dr. Robert Tarzwell.

The Compensation Committee determines compensation for the directors and officers of the Company, as well as the procedures for this determination, as are described under “Statement of Executive Compensation” herein.

Other Board Committees

All Board committees are discussed above.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees on an ongoing basis.

STATEMENT OF EXECUTIVE COMPENSATION

General

The following compensation information is provided as required under Form 51-102F6V – Statement of Executive Compensation - Venture Issuers (the “Form”); as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

For the purposes of this Statement of Executive Compensation:

“compensation securities” includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the company or any of its subsidiaries; and

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as the CEO, including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as the CFO, including an individual performing functions similar to a CFO;

(c)

in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year whose total compensation was more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V, for that financial year; and

(d)

each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company and was not acting in a similar capacity at the end of that financial year.

Oversight and Description of Director and Named Executive Officer Compensation

Until the SEC declared the Company’s registration statement on Form F-1 effective on February 10, 2017 and declared the Post-Effective Amendment No. 1 to Form F-1 effective on May 23, 2017 (the “Registration”; and also referred to as the OTC issuer registration statement under MI 51-105), the Company was a private company as defined in section 192 of the BCA. Consequently, other than stock options, there was no compensation paid to the directors and NEOs of the Company until executive compensation agreements were entered into on July 1, 2016.

During the financial year ended December 31, 2017, based on the definition above, the NEOs of the Company were: Jerry Kroll, President and CEO; Kulwant Sandher, CFO; Henry Reisner, Chief Operating Officer (“COO”); Ed Theobald, General Manager; Mark West, Vice-President, Sales and Dealerships; and Iain Ball, Vice-President-Finance and former CFO who was replaced by Kulwant Sandher on June 15, 2016. Mr. Reisner was appointed director of the Company on January 15, 2018.

Executive Compensation

As the Company was a private company until 2017, the Company refers to its Form F-1 filed with the SEC on EDGAR on February 1, 2018 as well as its Annual Information Form (Form 20-F) filed with the SEC on EDGAR on April 19, 2018, for disclosure concerning director and NEO compensation for the fiscal year ended December 31, 2017.

Compensation Discussion and Analysis

This section sets out the objectives of our Company’s executive compensation arrangements, our Company’s executive compensation philosophy and the application of this philosophy to our Company’s executive compensation arrangements. It also provides an analysis of the compensation design and the decisions that the Board made in fiscal 2017 with respect to compensation of its directors and NEOs. When determining the compensation arrangements, the Board, originally acting as the Compensation Committee, considers the objectives of: (i) retaining an executive critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our Company’s shareholders; and (iv) rewarding performance both on an individual basis and with respect to the business in general.

Benchmarking

The Board, originally acting as the Compensation Committee, considers a variety of factors when designing and establishing, reviewing and making recommendations for executive compensation arrangements for all executive officers of the Company. The Board typically does not position executive pay to reflect a single percentile within the industry for each executive. Rather, in determining the compensation level for each executive, the Board looks at factors such as the relative complexity of the executive’s role within the organization, the executive’s performance and potential for future advancement and pay equity considerations.

Elements of Compensation

Compensation paid to NEOs and directors in any year consists of two primary components:

(a)	base salary; and

(b)	long-term incentives in the form of stock options granted under the Company’s Option Plan (as defined and discussed below).

The key features of these two primary components of compensation are discussed below:

Base Salary

Base salary recognizes the value of an individual to our Company based on his or her role, skill, performance, contributions, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which the Company competes for talent. Base salaries for the NEOs are intended to be reviewed annually. Any change in base salary of a NEO is generally determined by an assessment of such executive’s performance, a consideration of competitive compensation levels in companies similar to the Company (in particular, companies in the EV industry) and a review of the performance of the Company as a whole and the role such executive officer played in such corporate performance.

Stock Option Awards

The Company provides long-term incentives to its directors and NEOs in the form of stock options as part of its overall executive compensation strategy. The Board believes that stock option grants serve the Company’s executive compensation philosophy in several ways: firstly, it helps attract, retain and motivate talent; secondly, it aligns the interests of the NEOs with those of the shareholders by linking a specific portion of the officer’s total pay opportunity to the share price; and, finally, it provides long-term accountability for directors and NEOs.

Risks Associated with Compensation Policies and Practices

The oversight and administration of the Company’s executive compensation program requires the Board, originally acting as the Compensation Committee, to consider risks associated with the Company’s compensation policies and practices. Potential risks associated with compensation policies and compensation awards are considered at annual reviews and also throughout the year whenever it is deemed necessary by the Board acting as the Compensation Committee.

The Company’s executive compensation policies and practices are intended to align management incentives with the long-term interests of the Company and its shareholders. In each case the Company seeks an appropriate balance of risk and reward. Practices that are designed to avoid inappropriate or excessive risks including, without limitation: (i) financial controls that provide limits and authorities in areas such as capital and operating expenditures to mitigate risk taking that could affect compensation; (ii) balancing base salary and variable compensation elements; and (iii) spreading compensation across short and long-term programs.

Compensation Governance

The Compensation Committee conducts a yearly review of directors’ compensation having regard to various reports on current trends in director compensation and compensation data for directors of reporting issuers of comparative size to the Company. Director compensation is currently limited to the grant of stock options pursuant to the Company’s Stock Option Plan (“Option Plan”). The CEO reviews the compensation of executive officers of the Company for the prior year and in comparison to industry standards via information disclosed publicly and obtained through copies of surveys. The Board instructs the CEO to make recommendations on compensation to the Compensation Committee. The Compensation Committee then reviews those recommendations and makes suggestions with respect to compensation proposals, and thus makes a recommendation to the Board.

The Compensation Committee is currently comprised of Luisa Ingargiola (Chair), Steven Sanders, Dr. Robert Tarzwell and Henry Reisner, who are currently all the members of the Board.

The Compensation Committee’s responsibility is to formulate and make recommendations to the directors of the Company in respect of compensation issues relating to directors and executive officers of the Company. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(a)

to review the compensation philosophy and remuneration policy for executive officers of the Company and to recommend to the directors of the Company changes to improve the Company’s ability to recruit, retain and motivate executive officers;

(b)	to review and recommend to the Board the retainer and fees, if any, to be paid to directors of the Company;

(c)

to review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the CEO’s performance in light of those corporate goals and objectives and determine (or make recommendations to the directors of the Company with respect to) the CEO’s compensation level based on such evaluation;

(d)

to recommend to the directors of the Company with respect to non-CEO officer and director compensation including reviewing management’s recommendations for proposed stock options and other incentive-compensation plans and equity-based plans, if any, for non-CEO officer and director compensation and make recommendations in respect thereof to the directors of the Company;

(e)

to administer the Option Plan approved by the directors of the Company in accordance with its terms including the recommendation to the directors of the Company of the grant of stock options in accordance with the terms thereof; and

(f)

to determine and recommend for the approval of the directors of the Company bonuses to be paid to executive officers and employees of the Company and to establish targets or criteria for the payment of such bonuses, if appropriate. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Compensation Committee are to take place at least once per year and at such other times as the Chair of the Compensation Committee may determine.

Stock Options and Other Compensation Securities

The Company has the Option Plan in place which was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. Management proposes stock option grants to the Board, in particular the Compensation Committee, based on such criteria as performance, previous grants and hiring incentives. All stock option grants require Board approval. The Option Plan is administered by the Board, through its Compensation Committee, and provides that stock options will be issued to Eligible Employees (as defined in the Option Plan), directors, officers, consultants of the Company or a subsidiary of the Company, as well as such other persons to whom the Compensation Committee considers, in its sole discretion, qualified for a grant of stock options.

Stock Option Compensation

Previously and to the date of this Information Circular, the Company has compensated its Eligible Employees, directors, officers and consultants through stock option grants.

To grant stock options, the CEO recommends to the Board the individual equity incentive awards for each director and officer. The Compensation Committee then takes these recommendations into consideration when making final decisions on stock option grants, and is restricted by the terms of the Option Plan in how many stock options it may grant. Stock options are awarded based upon the level of responsibility and contribution of each individual towards the Company’s goals and objectives. Previous grants of stock options to a particular individual are taken into account when considering future grants.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors has purchased any such financial instruments.

No compensation securities were granted or issued to directors and named executive officers by the Company, or a subsidiary of the Company, in the financial year ended December 31, 2017 for services provided or to be provided, directly or indirectly, to the Company, or a subsidiary of the Company.

Exercise of Compensation Securities by NEOs and Directors

There were no compensation securities exercised by any of the NEOs or directors of the Company during the financial year ended December 31, 2017.

Stock Options

2015 Stock Option Plan

On June 11, 2015, the Board adopted the Company’s Option Plan under which an aggregate of 12,000,000 Common Shares could be issued, subject to adjustment as described in the Option Plan. A copy of the Option Plan is filed under the Company’s profile on SEDAR at www.sedar.com. On June 22, 2016, the Company completed a stock split of one new for five old Common Shares and, accordingly, the Company may now grant stock options under the Option Plan to a maximum of 60,000,000 Common Shares. As at December 31, 2017, there were outstanding stock options to acquire up to an aggregate of 57,210,000 Common Shares under the Option Plan leaving additional stock options to acquire up to 2,790,000 Common Shares that may be granted under the Option Plan.

The purpose of the Option Plan is to retain the services of valued key employees, directors and consultants of the Company and such other persons as the Compensation Committee shall select in accordance with the eligibility requirements of the Option Plan; to encourage such persons to acquire a greater proprietary interest in the Company, thereby strengthening their incentive to achieve the objectives of the Shareholders; to serve as an aid and inducement in the hiring of new employees; and to provide an equity incentive to consultants and other persons selected by the Compensation Committee. The material terms of the Option Plan are set out in detail below under “Particulars of Matters to be Acted upon” herein.

The Option Plan is administered by the Board, and the Board may, in its discretion, establish a committee composed of two or more Board members to administer the Option Plan, which committee may be an executive, compensation or other committee, including a separate committee especially created for this purpose. Currently the Compensation Committee is the Option Plan administrator.

Employment, Consulting and Management Agreements

Executive Compensation Agreements

Jerry Kroll

On July 1, 2016, the Board approved an executive services agreement between the Company and Jerry Kroll with a term expiring on July 1, 2019 (the “Kroll Agreement”).

The Kroll Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Kroll provides written notice not to renew the Kroll Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Kroll Agreement: (a) Mr. Kroll was appointed as President and CEO of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Kroll a monthly fee of $5,000; (c) the Company shall grant to Mr. Kroll stock options to purchase 45,000,000 Common Shares at an exercise price of $0.15 each expiring June 11, 2022 and stock options to purchase 5,000,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such stock options being granted prior to the Kroll Agreement); (d) provide Mr. Kroll with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

We may terminate the employment of Mr. Kroll under the Kroll Agreement without any notice or any payment in lieu of notice for just cause. Mr. Kroll may terminate his employment under the Kroll Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Kroll will terminate upon the death of Mr. Kroll. Upon the death or Mr. Kroll during the continuance of the Kroll Agreement, the Company is to provide Mr. Kroll’s estate and, if applicable, Mr. Kroll’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Kroll Agreement without just cause, and provided that Mr. Kroll is in compliance with the relevant terms and conditions of the Kroll Agreement, the Company shall be obligated to provide a severance package to Mr. Kroll as follows: (a) a cash payment equating to an aggregate of 12 months of the then monthly fee, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our chairman determines would likely have been paid to Mr. Kroll; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (f) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Kroll may terminate his employment under the Kroll Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice at the sole and absolute discretion of the Board. If Mr. Kroll terminates his employment under the Kroll Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 24 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the Board chairman determines would likely have been paid to Mr. Kroll; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Kroll during the next six months from the effective date of termination assuming Mr. Kroll’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Kroll as at the effective date of termination; (b) maintain Mr. Kroll’s Group Benefits for a period of one year from the effective date of termination; and (c) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Kroll to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Iain Ball

On July 1, 2016, the Board approved an executive services agreement between the Company and Iain Ball with a term expiring on July 1, 2019 (the “Ball Agreement”).

The Ball Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Board, on behalf of the Company, or Mr. Ball provides written notice not to renew the Ball Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Ball Agreement: (a) Mr. Ball is appointed as Vice-President, Finance of the Company and will undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company will pay Mr. Ball a monthly fee of $5,000; (c) the Company shall grant to Mr. Ball 500,000 stock options to purchase 500,000 Common Shares at an exercise price of $0.15 each expiring on August 13, 2022 and stock options to purchase 750,000 Common Shares at an exercise price of $0.40 each expiring on December 9, 2022 (such stock options being granted prior to the Ball Agreement); (d) provide Mr. Ball with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Board, on behalf of the Company, may terminate the employment of Mr. Ball under the Ball Agreement without any notice or any payment in lieu of notice for just cause. Mr. Ball may terminate his employment under the Ball Agreement for any reason by providing not less than 90 calendar days’ notice in writing to the Company, provided, however, that the Company may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

The employment of Mr. Ball will terminate upon the death of Mr. Ball. Upon the death of Mr. Ball during the continuance of the Ball Agreement, we will provide Mr. Ball’s estate and, if applicable, Mr. Balls’ immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the Company’s President determines would likely have been paid to Mr. Ball; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Ball as at the effective date of termination; and (e) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Ball’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Ball Agreement without just cause, and provided that Mr. Ball is in compliance with the relevant terms and conditions of the Ball Agreement, the Company shall be obligated to provide a severance package to Mr. Ball as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Ball; (c) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (f) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to our then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Ball may terminate his employment under the Ball Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Mr. Ball terminates his employment under the Ball Agreement as a consequence of a change in control of us, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Ball; (iii) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Ball during the next six months from the effective date of termination assuming Mr. Ball’s employment was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Ball as at the effective date of termination; (b) maintain Mr. Ball’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Ball to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Ed Theobald

On July 1, 2016, the Board, on behalf of the Company, approved an executive services agreement between the Company and Edward Theobald with a term expiring on July 1, 2019 (the “Theobald Agreement”).

The Theobald Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either the Company or Mr. Theobald provides written notice not to renew the Theobald Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Theobald Agreement: (a) Mr. Theobald is appointed as General Manager of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Theobald a monthly fee of $5,000; (c) the Company shall grant to Mr. Theobald stock options to purchase 500,000 Common Shares at an exercise price of $0.15 each expiring August 13, 2022 and stock options to purchase 750,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such stock options already being granted prior to the Theobald Agreement); (d) provide Mr. Theobald with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. Theobald under the Theobald Agreement without any notice or any payment in lieu of notice for just cause. Mr. Theobald may terminate his employment under the Theobald Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion.

Employment of Mr. Theobald will terminate upon the death of Mr. Theobald. Upon the death or Mr. Theobald during the continuance of the Theobald Agreement, the Company will provide Mr. Theobald’s estate and, if applicable, Mr. Theobald’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Theobald’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Theobald Agreement without just cause, and provided that Mr. Theobald is in compliance with the relevant terms and conditions of the Theobald Agreement, the Company shall be obligated to provide a severance package to Mr. Theobald as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (f) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Theobald may terminate his employment under the Theobald Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Company. If Mr. Theobald terminates his employment under the Theobald Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Theobald; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Theobald during the next six months from the effective date of termination assuming Mr. Theobald’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Theobald as at the effective date of termination; (b) maintain Mr. Theobald’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Theobald to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Kulwant Sandher

On July 1, 2016, the Board, on behalf of the Company, approved an executive services agreement between the Company and Hurricane Corporate Services Ltd. (“Hurricane Corp.”), Mr. Sandher’s services corporation, with a term expiring on July 1, 2019 (the “Sandher Agreement”).

The Sandher Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Hurricane Corp. provides written notice not to renew the Sandher Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Sandher Agreement: (a) through Hurricane Corp, Mr. Sandher was appointed as the Chief Financial Officer of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Hurricane Corp. a monthly fee of $5,000; (c) grant to Hurricane Corp. and/or Mr. Sandher as soon as reasonably practicable after the effective date of the Sandher Agreement, stock options to purchase a certain number of Common Shares on terms reasonably consistent with stock options recently granted to other executive officers of the Company; (d) provide Hurricane Corp. and/or Mr. Sandher with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the engagement of Hurricane Corp. under the Sandher Agreement without any notice or any payment in lieu of notice for just cause. Hurricane Corp. may terminate its engagement under the Sandher Agreement for any reason by providing not less than 90 calendar days’ notice in writing to the Company, provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board.

The engagement of Hurricane Corp. will terminate upon the death of Mr. Sandher. Upon the death of Mr. Sandher during the continuance of the Sandher Agreement, we will provide Mr. Sandher’s estate and, if applicable, Mr. Sandher’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Hurricane Corp.; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Sandher’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Sandher Agreement without just cause, and provided that Hurricane Corp. is in compliance with the relevant terms and conditions of the Sandher Agreement, the Company shall be obligated to provide Hurricane Corp. with the following: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Hurricane Corp.; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (f) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over us, allow the Executive and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Hurricane Corp. may terminate its engagement under the Sandher Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to the Company after the change in control has been effected; provided, however, that we may waive or abridge any notice period specified in such notice in our sole and absolute discretion. If Hurricane Corp. terminates its engagement under the Sandher Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that our President determines would likely have been paid to Hurricane Corp.; (iii) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Hurricane Corp. and/or Mr. Sandher during the next six months from the effective date of termination assuming Hurricane Corp.’s engagement was not terminated and assuming the then currently level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Hurricane Corp. as at the effective date of termination; (b) maintain Hurricane Corp.’s and/or Mr. Sandher’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Hurricane Corp. and Mr. Sandher to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Henry Reisner

On July 1, 2016, the Board, on behalf of the Company, approved an executive services agreement between the Company and Henry Reisner with a term expiring on July 1, 2019 (the “Reisner Agreement”).

The Reisner Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. Reisner provides written notice not to renew the Reisner Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the Reisner Agreement: (a) Mr. Reisner was appointed Vice-President, Finance of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. Reisner a monthly fee of $5,000; (c) the Company shall grant to Mr. Reisner stock options to purchase 1,250,000 Common Shares at an exercise price of $0.15 each expiring August 13, 2022 and stock options to purchase 1,250,000 Common Shares at an exercise price of $0.40 each expiring December 9, 2022 (such stock options being granted prior to the Reisner Agreement); (d) provide Mr. Reisner with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (e) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. Reisner under the Reisner Agreement without any notice or any payment in lieu of notice for just cause. Mr. Reisner may terminate his employment under the Reisner Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that the Company may waive or abridge any notice period specified in such notice in at the sole and absolute discretion of the Board, on behalf of the Company.

Employment of Mr. Reisner will terminate upon the death of Mr. Reisner. Upon the death or Mr. Reisner during the continuance of the Reisner Agreement, the Company will provide Mr. Reisner’s estate and, if applicable, Mr. Reisner’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Reisner; (c) any outstanding vacation pay as at the effective date of termination; (d) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; and (e) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the Reisner Agreement without just cause, and provided that Mr. Reisner is in compliance with the relevant terms and conditions of the Reisner Agreement, the Company shall be obligated to provide a severance package to Mr. Reisner as follows: (a) a cash payment equating to an aggregate of six month’s base salary, less any required statutory deductions, if any; (b) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that our President determines would likely have been paid to Mr. Reisner; (c) the present value, as determined by us, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next three months from the effective date of termination; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (f) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (g) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. Reisner may terminate his employment under the Reisner Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board. If Mr. Reisner terminates his employment under the Reisner Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. Reisner; (iii) the present value, as determined by the Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. Reisner during the next six months from the effective date of termination assuming Mr. Reisner’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (iv) any outstanding vacation pay as at the effective date of termination; (v) any outstanding expenses owing to Mr. Reisner as at the effective date of termination; (b) maintain Mr. Reisner’s Group Benefits for a period of six months from the effective date of termination; and (c) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. Reisner to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mark West

On November 1, 2016, the Board, on behalf of the Company, approved an executive services agreement between the Company and Mark West with a term expiring on November 1, 2019 (the “West Agreement”).

The West Agreement is subject to automatic renewal on a one-month to one-month term renewal basis unless either we or Mr. West provides written notice not to renew the West Agreement no later than 30 days prior to the end of the then current or renewal term.

Pursuant to the terms and provisions of the West Agreement: (a) Mr. West is appointed Vice-President, Sales & Dealerships of the Company to undertake and perform the duties and responsibilities normally and reasonably associated with such office; (b) the Company shall pay to Mr. West an initial monthly fee of $4,000 for the month of November 2016, and thereafter a monthly fee of $12,000; (c) the Company shall pay Mr. West a commission of $10,000 for each and every dealership which is officially opened, which was directly sourced and completed by Mr. West and which is established under an authorization to sell and distribute our goods and services in a particular area; (c) grant to Mr. West as soon as reasonably practicable after the effective date of the West Agreement stock options to purchase a certain number of Common Shares on terms reasonably consistent with stock options recently granted to other executive officers of the Company; (d) provide Mr. West with individual benefits of up to $10,000 per annum as a car allowance and up to $5,000 per annum as an education allowance (the “Individual Benefits”); (e) provide Mr. West with employee benefits, including group health insurance, accidental death and dismemberment insurance, travel accident insurance, group life insurance, short-term disability insurance, long-term disability insurance, drug coverage and dental coverage (the “Group Benefits”); and (f) four weeks’ paid annual vacation per calendar year.

The Company may terminate the employment of Mr. West under the West Agreement without any notice or any payment in lieu of notice for just cause. Mr. West may terminate his employment under the West Agreement for any reason by providing not less than 90 calendar days’ notice in writing to us, provided, however, that the Company may waive or abridge any notice period specified in such notice at the sole and absolute discretion of the Board of the Company.

The employment of Mr. West will terminate upon the death of Mr. West. Upon the death or Mr. West during the continuance of the West Agreement, the Company will provide Mr. West’s estate and, if applicable, Mr. West’s immediate family members with the following: (a) three month’s base salary, less any required statutory deductions, if any; (b) any outstanding commissions, less any required statutory deductions, if any; (c) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (d) any outstanding vacation pay as at the effective date of termination; (e) any outstanding expenses owing to Mr. West as at the effective date of termination; and (f) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West’s estate to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Should the Board, on behalf of the Company, elect to terminate the West Agreement without just cause, and provided that Mr. West is in compliance with the relevant terms and conditions of the West Agreement, the Company shall be obligated to provide a severance package to Mr. West as follows: (a) if the effective date of termination occurs within the first year of the West Agreement, a cash payment equating to an aggregate of nine month’s base salary, less any required statutory deductions, if any; (b) if the effective date of termination occurs after the first year but before November 1, 2019, a cash payment equating to an aggregate of twelve month’s base salary, less any required statutory deductions, if any; (c) if the effective date of termination occurs after November 1, 2019 and during any renewal period during the continuance of the West Agreement, a cash payment equating to the greater of (i) twelve month’s base salary, less any required statutory deductions, if any, and (ii) $100,000; (d) any outstanding commissions, less any required statutory deductions, if any; (e) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the three-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (f) the present value, as determined by the Board, on behalf of Company, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (g) the present value, as determined by the Board, on behalf of Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination; (h) any outstanding vacation pay as at the effective date of termination; (i) any outstanding expenses owing to Mr. West as at the effective date of termination; (j) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (k) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (l) subject to by the Company’s, then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Mr. West may terminate his employment under the West Agreement in connection with any change in control of the Company by providing not less than 90 calendar days’ notice in writing to us after the change in control has been effected; provided, however, that the Board, on behalf of the Company, may waive or abridge any notice period specified in such notice in the sole and absolute discretion of the Board. If Mr. West terminates his employment under the West Agreement as a consequence of a change in control of the Company, we will: (a) pay the total of (i) 12 months’ base salary, less any required statutory deductions, if any; (ii) any outstanding commissions, less any required statutory deductions, if any; (iii) that portion of any then declared and/or earned or accrued bonus, prorated to the end of the six-month period from the effective date of termination that the President of the Company determines would likely have been paid to Mr. West; (iv) the present value, as determined by the Board of the Company, acting reasonably, of each of the Individual Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then current level of Individual Benefits were continued for that six months; (v) the present value, as determined by the Board on behalf of Company, acting reasonably, of each of the Group Benefits that would have been enjoyed by Mr. West during the next six months from the effective date of termination assuming Mr. West’s employment was not terminated and assuming the then current level of Group Benefits were continued for that six months; (vi) any outstanding vacation pay as at the effective date of termination; (vii) any outstanding expenses owing to Mr. West as at the effective date of termination; (b) maintain Mr. West’s Individual Benefits for a period of six months from the effective date of termination; (c) maintain Mr. West’s Group Benefits for a period of six months from the effective date of termination; and (d) subject to the Company’s then Option Plan and the rules and policies of any regulatory authority and stock exchange having jurisdiction over the Company, allow Mr. West to then exercise any unexercised and fully vested portion of stock options on the effective date of termination at any time during three months from the effective date of termination.

Director Compensation

During the most recently completed financial year, the directors received no cash compensation for acting in their capacity as directors of the Company.

Except for the potential grant to directors of stock options, there were no arrangements under which directors were compensated by the Company during the financial year ended December 31, 2017 for their services in their capacity as directors.

Actions, Decisions or Policies Made after December 31, 2017

On January 5, 2018 the Board approved a grant of stock options to purchase 1,000,000 Common Shares to eligible employees of the Company, at an exercise price of US$4.80 each, expiring on January 5, 2025. Vesting of such stock options is to an initial 250,000 Common Shares in the aggregate one year from the date of grant, that being on January 5, 2019 (the “Initial Vesting Date”), for all optionees, and the final 750,000 Common Shares under the stock options vest over a period of three years in 36 equal monthly installments commencing on the Initial Vesting Date. Members of the Board and Executive Officers of the Company receiving stock options under this grant were: Jerry Kroll (10,000); Henry R. Reisner (10,000); Ed Theobald (10,000); Iain G. Ball (10,000); Dr. Robert Tarzwell (10,000); Shaun Greffard (10,000); Kulwant Sandher (10,000); Mark West (10,000) and Steven Saunders (150,000).

Pension Disclosure

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Option Plan which was approved by the Board on June 11, 2015. The Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the Board, through its Compensation Committee, and provides that stock options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Option Plan provides that the number of Common Shares issuable under the Option Plan may not exceed 60,000,000 Common Shares. All stock options expire on a date not later than 10 years after the date of grant of such stock option.

Equity Compensation Plan Information

The following table sets forth, as at December 31, 2017, the equity compensation plans pursuant to which equity securities of the Company may be issued:

Plan Category	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted-average exercise price of outstanding stock options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders
Equity compensation plans not approved by securityholders	57,210,000	$0.20	2,790,000
Total	57,210,000		2,790,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the Company’s most recently completed financial year ended December 31, 2017, or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Any related party transactions effected during the fiscal year ended December 31, 2017

Share Purchase Agreement

On October 18, 2017, the Company entered into a Share Purchase Agreement (the “SPA”) to acquire Intermeccanica with Henry Reisner, our Chief Operating Officer, and two members of his family, which replaced a prior Joint Operating Agreement. Under the SPA, the Company agreed to purchase all the shares of Intermeccanica for $2,500,000, $300,000 of which had been previously paid under the Joint Operating Agreement. At closing of the SPA the Company paid the sellers $700,000 and issued a Note for the balance of $1,500,000. The Note bears interest at 5% per annum, and is payable in installments of $500,000 plus accrued interest on the sixth, twelfth and eighteenth month after purchase. Under the Note, if the Company raises at least $10 million by way of equity or debt after October 18, 2017, the unpaid portion of the Note shall be paid within 30 days. The Note is secured by the assets of Intermeccanica. The Company also agreed in the SPA that until all amounts under the Note are fully paid, Mr. Reisner, as a director and officer of Intermeccanica, will have the right at all times, working with the Company’s management, to manage its day-to-day operations and business decisions.

Paid to related parties during the fiscal year ended December 31, 2017

(a)	consulting fees in the amount of $60,000 to the CFO of the Company; to the COO of the Company in the amount of $68,750; and to the Vice-President of Finance in the amount of $60,000.

(b)	salary in the amount of $60,000 to the General Manager of the Company.

(c)	salary in the amount of $60,000 payable to Jerry Kroll, for his services as CEO;

(d)

stock-based compensation to a value of $358,045 to Jerry Kroll; $37,235 to Ed Theobald; $37,235 to Iain Ball; $1,230 to Robert Tarzwell; $86,394 to Kulwant Sandher; $70,563 to Mark West; $69,757 to Henry Reisner; and $72,448 to Shaun Greffard; and

(e)

pursuant to the Share Purchase Agreement discussed above, Henry Reisner was paid $800,011 and issued a note for the balance of $1,500,000, which note bears interest at 5% per annum, and is payable in installments of $500,000 plus accrued interest on the sixth, twelfth and eighteenth month after purchase. On January 28, 2018, the note was paid in full.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Following are the matters to be voted on at the Meeting:

(a)	Election of Directors – see “Election of Directors” herein;

(b)	Appointment of Auditor – see “Appointment of Auditor” herein; and

(c)	Ratification, confirmation and approval of Fixed Share Option Plan – see “Ratification of Fixed Share Option Plan” hereinbelow.

Ratification of Fixed Share Option Plan

On June 11, 2015, the Board adopted and approved a fixed number share Option Plan, being the 2015 Stock Option Plan. At the point of approval of the Option Plan the Company was a private company governed primarily by the BCA. The Company was not subject to the Securities Act (British Columbia) and the regulatory instruments comprising securities regulations to which the Company is now subject as a reporting issuer. As the Company has applied to list the Common Share for trading on NASDAQ, management believes it to be in the Company’s best interests to seek shareholder ratification, confirmation and approval to the Option Plan and to all stock options granted and outstanding pursuant to the Option Plan. Certain specific terms of the Option Plan also become effective once the NASDAQ listing commences. Accordingly, the Company will submit an ordinary resolution to the shareholders to ratify, confirm and approve the Option Plan.

Capitalized terms used, but not defined have the meanings ascribed to them in the Option Plan, and copy of the Option Plan is filed under the Company’s profile on SEDAR at www.sedar.com.

Purpose

The Option Plan achieves the following objectives for the Company:

(a)

retains the services of the Company’s valued key employees, directors and consultants and such other persons as the Option Plan administrator, the Compensation Committee of the Board, shall select in accordance with the eligibility requirements of the Option Plan;

(b)	encourages eligible persons to acquire a greater proprietary interest in the Company thereby strengthening their incentive to achieve shareholder objectives;

(c)	serves as an aid and inducement in the hiring of new employees; and

(d)	allows the Company to provide equity incentive to consultants and other persons selected by the Compensation Committee.

Administration

The Option Plan shall be administered initially by the Board, except that the Board may, in its discretion, establish a committee composed of two or more members of the Board to administer the Option Plan, which committee (the “Committee”) may be an executive, compensation or other committee, including a separate committee especially created for this purposes. The Board or, if applicable, the Committee is referred to as the “Plan Administrator.”

Eligibility

The Option Plan is designed to provide Eligible Employees, being any individual who, at the time an Option is granted, is an employee of the Company or who is a director or consultant of the Company or any “Related Corporation” (as defined in the Option Plan), with incentive share options at the discretion of the Board. Incentive share options may also be granted to any other person who is not an Eligible Employee, but who is selected at the discretion of the Board to receive them, subject to applicable laws.

Shares Subject to the Option Plan

Initially, there were a maximum of 12,000,000 Common Shares available to be issued pursuant to the Option Plan. On June 22, 2016 the Company effected a stock split on one new for five old basis, subsequent to which the maximum issue under the Option Plan was increased to 60,000,000 Common Shares. As at December 31, 2017 there were outstanding stock options to acquire up to an aggregate of 57,210,000 Common Shares under the Option Plan leaving additional stock options to acquire up an aggregate of 2,790,000 Common Shares that may be granted under the Option Plan.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Option Plan; a copy of which will also be available for review by any Shareholder at the Meeting.

The following summary assumes that the Option Plan will be ratified, confirmed and approved by the Shareholders at the Meeting and is subject to the specific provisions of the Option Plan.

The material terms of the Option Plan are as follows:

(a)

Participation in the Option Plan. The Plan Administrator shall, from time to time and in its sole discretion, determine those Eligible Employees, directors, consultants or any other person who is not an Eligible Employee, but who is selected at the discretion of the Board, subject to applicable laws, to whom stock options are to be granted;

(b)

Maximum Option Plan Common Shares. Subject to adjustment as provided for in the Option Plan, the number of Common Shares which will be reserved for issuance pursuant to stock options granted pursuant to the Option Plan is fixed at, and will not exceed, 60,000,000 Common Shares;

(c)

Limitations on Issue. If the Common Shares of the Company are listed on the Canadian Securities Exchange, Toronto Stock Exchange, TSX Venture Exchange, NASDAQ or any other recognized stock exchange (an “Exchange”) the following restrictions on the granting of stock options shall apply:

(i)

the maximum number of stock options which may be granted to any one optionee under the Option Plan within any 12 month period shall be 5% of the outstanding Common Shares (unless the Company has obtained disinterested shareholder approval, if required);

(ii)

grants to optionees performing investor relations activities, within a 12 month period must not exceed 1% of the issued Common Shares (determined at the date of grant), without prior consent of any relevant Exchange on which the Common Shares may be listed for trading; and

(iii)

the aggregate number of stock options granted to any one consultant in a 12- month period must not exceed 2% of the issued Common Shares (determined at the date of grant), without prior consent of any relevant Exchange on which the Common Shares may be listed for trading;

(d)

Duration of Stock Options. At the time of the grant of the stock option, the Plan Administrator shall designate the expiration date of the stock option, which date shall not be later than ten years from the date of grant; provided that the Internal Revenue Code of 1986, as amended, may contain additional duration limits with respect to incentive stock options. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular stock option, and except in the case of Incentive Stock Options as described in the Option Plan, if applicable, all stock options granted under the Option Plan shall expire five years from the date of grant;

(e)

Exercise Price. The exercise price at which an optionee may purchase a Common Share upon the exercise of a stock option is determined by the Plan Administrator acting in good faith in accordance with applicable laws;

(f)

Vesting Schedule. No stock option shall be exercisable until it has vested. The vesting schedule for each stock option shall be specified by the Plan Administrator at the time of grant of the stock option prior to the provision of services with respect to which such stock option is granted; provided, however, that if no vesting schedule is specified at the time of grant, the stock option shall vest as follows:

	(i)	on the first anniversary of the date of grant, the stock option shall vest and shall become exercisable with respect to 25% of the Common Shares to which it pertains; and

	(ii)	the remaining 75% of the stock option shall vest in 36 equal monthly instalments commencing on the first anniversary of the date of grant.

The Plan Administrator may specify a vesting schedule for all or any portion of a stock option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of one or more of the following: return on equity; return on assets; share price; market share; sales; earnings per share; costs; net earnings; net worth; inventories; cash and cash equivalents; gross margin; the Company’s performance relative to its internal business plan; or such other terms as determined and directed by the Board. Performance objectives may be in respect of the performance of the Company as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. A stock option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Company by the Plan Administrator that the performance objective has been achieved;

(g)	Termination of Stock Option.

(i)

Unless accelerated in accordance with the Option Plan, unvested stock options shall terminate immediately upon the Optionee resigning from or the Company terminating the Optionee’s employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever, including death or Disability (as defined in the Option Plan);

(ii)

Stock options that have vested as specified by the Plan Administrator or in accordance with the Option Plan shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

		(A)	the expiration of the stock option, as designated by the Plan Administrator in accordance with the Option Plan;

		(B)	the date of an Optionee’s termination of employment or contractual relationship with the Company or any Related Corporation for cause (as determined in the sole discretion of the Plan Administrator);

(C)

the expiration of three months from the date of an Optionee’s termination of employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever other than cause, death or Disability. In no event shall vesting of the stock option extend beyond the date upon which the Optionee’s employment or contractual relationship with the Company ceases, or if earlier, the date on which the Company gives notice of such termination (the “Vesting End Date”). No potential value of the stock option shall be considered in determining any notice or compensation in lieu of notice that may be required or given upon termination of the Optionee’s employment by the Company. This is a condition of the grant and the Optionee shall be required to waive any and all rights and claims the Optionee may have to any stock options, or value attributable to stock options, which would have under any circumstances vested after the Vesting End Date; or

(D)	the expiration of three months from termination of an Optionee’s employment or contractual relationship by reason of death or Disability;

(iii)

Upon the death of an Optionee, any vested stock options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee’s rights under such stock option shall pass by the Optionee’s will or by the laws of descent and distribution of the Optionee’s domicile at the time of death and only until such stock options terminate as provided above;

(iv)

For purposes of the Option Plan, unless otherwise defined in the Agreement, “Disability” shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than six months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Option Plan, determine the date of an Optionee’s termination of employment or contractual relationship; and

(v)

For purposes of the Option Plan, transfer of employment between or among the Company and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Company or any Related Corporation. For purposes of this subsection, employment shall be deemed to continue while the Optionee is on military leave, sick leave or other bona fide leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first 90 days of such leave, unless the Optionee’s re-employment rights are guaranteed by statute or by contract;

(h)	Transfer of Stock Options.

(i)

Stock options granted under the Option Plan, and the rights and privileges conferred by the Option Plan, may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution or pursuant to applicable family relations legislation, and shall not be subject to execution, attachment or similar process; and

(ii)

Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any stock option or of any right or privilege conferred by the Option Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by the Option Plan, such stock option shall thereupon terminate and become null and void;

(i)	Exercise of Stock Options.

(i)

Stock options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the Common Shares included in the vested portion of any stock option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the stock option term. No portion of any stock option for less than 50 Common Shares may be exercised; provided, however, that if the vested portion of any stock option is less than 50 Common Shares, it may be exercised with respect to all Common Shares for which it is vested. Only whole Common Shares may be issued pursuant to a stock option, and to the extent that a stock option covers less than one share, it is unexercisable;

(ii)

Stock options or portions thereof may be exercised by giving written notice to the Company (the “Notice of Exercise”) in the form attached as Exhibit “A” to the stock option agreement, which shall specify the number of Common Shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Shares so purchased, which payment shall be in the form specified in accordance with the Option Plan. The Company shall not be obligated to issue, transfer or deliver a certificate of Common Shares to the Optionee of any stock option until provision has been made by the Optionee, to the satisfaction of the Company, for the payment of the aggregate exercise price for all Common Shares for which the stock option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise; and

(iii)

During the lifetime of an Optionee, stock options are exercisable only by the Optionee or, in the case of a Non-Qualified Stock Option, transferee who takes title to such stock option in the manner permitted by the Option Plan;

(j)

Payment upon Exercise of Stock Option. Upon the exercise of any stock option, the aggregate exercise price shall be paid to the Company in cash or by certified cheque, bank draft, cashier’s cheque or wire transfer. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Optionee may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)

by delivering to the Company Common Shares previously held by such Optionee, or by the Company withholding Common Shares otherwise deliverable pursuant to exercise of the stock option, which Common Shares received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate exercise price to be paid by the Optionee upon such exercise; or

	(ii)	by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise; and

(k)

Amendments. The Plan Administrator may, subject to applicable laws, at any time, modify, amend or terminate the Option Plan or modify or amend stock options granted under the Option Plan and including, without limitation, such modifications or amendments as are necessary to maintain compliance with applicable statutes, rules or regulations; provided, however, that:

	(i)	no amendment with respect to an outstanding stock option which has the effect of reducing the benefits afforded to the Optionee thereof shall be made over the objection of such Optionee;

	(ii)	the events triggering acceleration of vesting of outstanding stock options may be modified, expanded or eliminated without the consent of Optionees;

(iii)

the Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Company to comply with or to avail the Company and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirement; and

	(iv)	the Plan Administrator may not increase the number of Common Shares available for issuance on the exercise of Incentive Stock Options without shareholder approval.

Without limiting the generality of the above amendment provisions of the Option Plan, the Plan Administrator may modify grants to persons who are eligible to receive stock options under the Option Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

The foregoing summary of the Option Plan is qualified in its entirety by reference to the Option Plan; a copy of which is filed under the Company’s profile at www.sedar.com and a copy is filed as Exhibit 99.1 to the registration statement on Form F-1 filed with the SEC on EDGAR on October 12, 2016 and is incorporated by reference herein.

Shareholder Ratification, Confirmation and Approval of Option Plan

At the Meeting Shareholders will be asked to consider and, if deemed advisable, to ratify, confirm and approve the Option Plan by an ordinary resolution, the text of which, with or without variation, is as follows:

“RESOLVED that:

1.

the adoption by the Company’s Board of Directors (the “Board”) of the 2015 Stock Option Plan (the “Option Plan”), being the fixed number stock option plan dated effective June 11, 2015, and being more particularly described in the Company’s Information Circular dated April 10, 2018, be and is hereby ratified, confirmed and approved;

2.

subject to adjustment as provided for in the Option Plan, the number of Common Shares which will be reserved for issuance for exercise of stock options granted pursuant to the Option Plan, including any current outstanding stock options previously granted pursuant to the Option Plan, be and is hereby fixed at, and will not exceed, the aggregate maximum of 60,000,000 Common Shares;

3.

the Company is hereby authorized to allot and issue as fully paid and non-assessable that number of Common Shares specified in the Option Plan for exercise of stock options granted to eligible Optionees pursuant to the Option Plan;

4.

any two officers or directors of the Company be authorized to execute such treasury order, or treasury orders, as may be necessary to effect the issuance of Common Shares upon exercise of stock options granted pursuant to the Option Plan; and

5.

any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

The ordinary resolution to ratify, confirm and approve the Option Plan must be passed by a simple majority of the votes cast at the Meeting.

Proxies received in favour of management will be voted in favour of the above Option Plan resolution unless the Shareholder has specified in the Proxy that his or her Common Shares are to be voted against such resolution.

A copy of the Option Plan is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements for the year ended December 31, 2017 and the related management’s discussion and analysis (the “Financial Statements”). A copy of the Financial Statements will be placed before the Meeting for review by any shareholder. Additional information relating to the Company and copies of the Financial Statements may also be obtained under the Company’s profile on SEDAR at www.sedar.com or, upon request directly from the Company at 102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4, tel: 604-428-7656. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

Dated at Vancouver, British Columbia, Canada, on this 23rd day of April 2018.

BY ORDER OF THE BOARD OF DIRECTORS

“Jerry Kroll”

Jerry Kroll
President and Chief Executive Officer

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Schedule A

AUDIT COMMITTEE CHARTER

CHARTER FOR THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF ELECTRAMECCANICA VEHICLES CORP.

PURPOSE:

The Audit Committee of the Board of Directors (the “Board”) of Electrameccanica Vehicles Corp. (the “Corporation”) will make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Corporation and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe.

MEMBERSHIP:

The Audit Committee shall consist of at least three (3) members of the Board, all of whom shall be independent directors in accordance with Rule 10A-3 under the Securities Exchange Act of 1934 (subject to any applicable exemptions) and as specified in Rule 5605 (c)(1) of the Company Guide of the NASDAQ Stock Market Rules. Each member shall, in the judgment of the Board, have the ability to read and understand the Corporation’s basic financial statements. At least one member of the Audit Committee shall, in the judgment of the Board, be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission and at least one member (who may also serve as the audit committee financial expert) shall, in the judgment of the Board, have accounting or related financial management expertise in accordance with NASDAQ OMX Group listing standards. The members of the Audit Committee will be appointed by and will serve at the discretion of a majority of the Board.

No member of the Audit Committee shall receive any compensation from the corporation other than his or her director fees, benefits, and expense reimbursement.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

1.

Reviewing with management and the independent auditor on a continuing basis the adequacy of the Corporation's system of internal controls (including any significant deficiencies and significant changes in internal controls reported to the Audit Committee by the independent auditor or management), accounting practices, and disclosure controls and procedures (and management reports thereon) of the Corporation and its subsidiaries.

2.	Reviewing the independent auditor’s proposed audit scope and approach.

3.	Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvement provided to management by the independent auditor.

4.	Reviewing the performance of the independent auditor.

5.	Recommending the appointment of independent auditor to the Board, setting the independent auditor’s compensation and pre-approving all audit services provided by the independent auditor.

6.

Pre-approving all audit and permitted non-audit and tax services to be performed by the independent auditor and establishing policies and procedures for the engagement of the independent auditor to provide permitted non-audit services.

7.

Reviewing with management and the independent auditor the annual and quarterly financial statements of the Corporation including (a) the Corporation’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (b) any material changes in accounting principles or practices used in preparing the financial statement prior to the filing of a report on Form 10-K or Form 10- Q with the U.S. Securities and Exchange Commission (“SEC”); and (c) items required by Statement of Auditing Standards 61 and Statement of Auditing Standards 71 in the case of the quarterly statements.

8.	Reviewing before release the un-audited quarterly operating results in the Corporation's quarterly earnings release, financial information and earning guidance provided to analysts.

9.	Overseeing compliance with SEC requirements for disclosure of auditor’s services and Audit Committee members and activities;

10.	Reviewing management's monitoring of compliance with the Corporation's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

11.	Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Corporation's financial statements;

12.	Providing oversight and review of the Corporation's asset management policies, including an annual review of the Corporation's investment policies and performance for cash and short-term investments;

13.

If necessary, instituting special investigations and, if appropriate hiring special counsel or experts to assist, for which the Corporation shall provide appropriate funding, as determined by the Committee, for payment of compensation to all advisors hired by the Committee.

14.	Reviewing related party transactions for potential conflicts of interest;

15.

Obtaining a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with such issues, and (d) all relationships between the independent auditor and the Corporation;

16.	Establishing procedures for the confidential and anonymous receipt, retention, and treatment of complaints regarding the Corporation’s accounting, internal controls, and auditing matters;

17.	Establishing policies for the hiring of employees and former employees of the independent auditor;

18.	Conducting an annual performance evaluation of the Audit Committee and annually evaluate the adequacy of its charter; and,

19.	Performing other oversight functions as requested by the full Board.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board delegates to it, and will Report, at least annually, to the Board regarding the Committee's examinations and recommendations.

MEETINGS:

The Board of Directors shall designate a member of the Audit Committee as the Chairperson.

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule, which it will provide to the Board in advance. A majority of the members of the Audit Committee, present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, shall constitute a quorum. The Audit Committee shall report regularly to the Board of Directors of ElectraMeccanica Vehicles Corp. regarding its actions and make recommendations to the Board as appropriate.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Corporation at least annually to review the financial affairs of the Corporation. The Audit Committee will meet with the independent auditor of the Corporation, at such times as it deems appropriate, to review the independent auditor’s examination and management report.

REPORTS:

The Audit Committee will record its summaries of recommendations to the Board in written form, which will be incorporated as a part of the minutes of the meeting of the Board at which those recommendations are presented.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

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